Exhibit A

Ceragon to Participate in 28th Annual Needham Growth Conference

Rosh Ha'ain, Israel, January 5, 2026 – Ceragon (NASDAQ: CRNT), a leading solutions provider of end-to-end wireless connectivity, announces that management will participate in the 28th Annual Needham Growth Conference being held on January 13-14 at the Lotte NY Palace Hotel. A fireside chat with management will be held at 10:15am ET on Wednesday, January 14. Investors can listen to the live webcast of the fireside chat here, and a replay will be available via the same link and on the Company’s website following the conference.

Additionally, management will be available for 1x1 meetings throughout the conference. Investors who wish to request a 1x1 meeting should contact their Needham & Company representative.

About Ceragon

Ceragon (NASDAQ: CRNT) is the global innovator and leading solutions provider of end-to-end wireless connectivity, specializing in transport, access, and AI-powered managed & professional services. Through our commitment to excellence, we empower customers to elevate operational efficiency and enrich the quality of experience for their end users.

Our customers include service providers, utilities, public safety organizations, government agencies, energy companies, and more, who rely on our wireless expertise and cutting-edge solutions for 5G & 4G broadband wireless connectivity, mission-critical services, and an array of applications that harness our ultra-high reliability and speed. Ceragon solutions are deployed by more than 600 service providers, as well as more than 1,600 private network owners, in more than 130 countries. Through our innovative, end-to-end solutions, covering hardware, software, and managed & professional services, we enable our customers to embrace the future of wireless technology with confidence, shaping the next generation of connectivity and service delivery. Ceragon delivers extremely reliable, fast to deploy, high-capacity wireless solutions for a wide range of communication network use cases, optimized to lower TCO through minimal use of spectrum, power, real estate, and labor resources - driving simple, quick, and cost-effective network modernization and positioning Ceragon as a leading solutions provider for the “connectivity everywhere” era.

For more information please visit: www.ceragon.com

Ceragon Networks® and FibeAir® are registered trademarks of Ceragon Networks Ltd. in the United States and other countries. CERAGON® is a trademark of Ceragon, registered in various countries. Other names mentioned are owned by their respective holders.

Investor Contact:

Rob Fink
FNK IR
1+646-809-4048

Joey Delahoussaye
FNK IR
1+312-809-1087

crnt@fnkir.com